C m 3.22

BB 3/17

S[illegible] 04015712 [illegible] COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2004 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC WEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 S RENTON VILLAGE PLACE, STE 700

RENTON (City) WA (State) 98055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHANON FORD (425) 271-3550 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN, PLLC

(Name – *if individual, state last, first, middle name)*

601 UNION ST, STE 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

PACIFIC WEST SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

C O N T E N T S

OATH OR AFFIRMATION

I, SHANON FORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC WEST SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIC V. BENZEL
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
SEPTEMBER 29, 2006

[signature]
Notary Public

[signature]
Signature

VICE PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

We have audited the accompanying statement of financial condition of Pacific West Securities, Inc. as of December 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific West Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

February 4, 2004

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

PACIFIC WEST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS		
Cash	$	874,632
Accounts receivable		33,376
Investments		30,003
Commissions receivable		1,421,938
Office equipment, net		1,250
Deposits		150,450
Deferred tax asset		12,800
	$	2,524,449
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$	98,052
Commissions payable		1,406,787
Income tax payable		72,000
Total liabilities		1,576,839
Stockholders' Equity		
Common stock, par value $1; authorized 100,000 shares; 85,000 issued and outstanding		85,000
Additional paid-in capital		452,000
Retained earnings		410,610
		947,610
	$	2,524,449

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

Revenues	
Commissions	$ 19,946,410
Other income	59,957
	20,006,367
Expenses	
Commissions	16,332,727
General and administrative	3,101,728
Loss on investments	1,103
	19,435,558
	570,809
Interest income	4,840
Interest expense	(51,536)
Income before income tax	524,113
Income tax expense	
Current	(191,316)
Deferred	(3,200)
	(194,516)
Net income	**$ 329,597**

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2003

	Common Stock		Preferred Stock				
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2002	85,000	$ 85,000	400,000	$ 400,000	$ 52,000	$ 359,877	$ 896,877
Redemption of preferred stock			(400,000)	(400,000)	400,000		
Common stock dividend paid						(278,864)	(278,864)
Net income						329,597	329,597
Balances, December 31, 2003	85,000	$ 85,000	-	$ -	$ 452,000	$ 410,610	$ 947,610

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

Cash Flows from Operating Activities	
Cash received from commissions and other revenues	$ 19,324,665
Interest received	4,840
Income tax paid	(210,316)
Commissions paid	(15,677,287)
Interest paid	(51,536)
Cash paid to employees and suppliers	(3,015,690)
Net cash flows from operating activities	374,676
Cash Flows from Investing Activities	
Proceeds from sales of investments	59,948
Purchase of investments	(15,766)
Net cash flows from investing activities	44,182
Cash Flows from Financing Activity	
Common stock dividend paid	(278,864)
Increase in cash	139,994
Cash Balance, beginning of year	734,638
Cash Balance, end of year	$ 874,632
Reconciliation of Net Income to Cash Flows from Operating Activities	
Net income	$ 329,597
Deferred tax expense	3,200
Losses on securities transactions	1,103
Depreciation	2,500
Change in operating assets and liabilities	
Accounts receivable	(14,643)
Commissions receivable	(569,609)
Deposits	(97,450)
Accounts payable	83,538
Commissions payable	655,440
Income tax payable	(19,000)
Net cash flows from operating activities	$ 374,676

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Pacific West Securities, Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's customers are primarily people located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

The Company is a wholly-owned subsidiary of Pacific West Financial Group Holding Company, LLC ("the Holding LLC") and is related to other companies in the financial services industry.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Concentrations/Receivables

Two organizations represented 52% of commissions receivable at December 31, 2003.

The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables and, based on its knowledge of its customers, considers the need for an allowance. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2003, no allowance was considered necessary. If an allowance were established, any bad debts would be written off against it (when determined to be uncollectible).

Cash

Cash consists of cash in banks and money market funds. The Company occasionally has deposits in excess of federally insured limits.

Revenue Recognition

Commission revenue associated with securities transactions is recognized on a trade date basis. The Company also earns commission or fee revenue when its customers hold investments in certain mutual funds or limited partnerships. This commission revenue is recognized on a quarterly basis as earned.

Investments

Investments consist of warrants to purchase common stock of two companies. These warrants are not publicly traded. These investments are valued at cost as management believes this is the best estimate of fair value.

Depreciation

Office equipment with a cost of $39,768 and accumulated depreciation of $38,518 is depreciated over its estimated useful life using the straight-line method.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

Most of the Company's deferred tax asset results from recognizing investments at market value for financial statement purposes and at cost for income tax purposes. The Company's management believes it is more likely than not that all of the deferred tax asset will be realized. Therefore, no valuation reserve has been provided (and there was no change in the valuation reserve during the year).

Contingencies

The Company is a defendant in several legal actions, which are being contested. Management believes that, in general, it has adequate insurance coverage for these actions should the Company not prevail in its defense. In some cases, there may not be insurance coverage, but management believes the costs to resolve these cases will not be significant. Overall, management believes the resolution of these actions will not have a material impact on the Company's financial position.

Note 2. Clearing Organization

The Company has an agreement with other securities brokers and dealers to act as clearing organizations for the Company. The clearing organizations clear all security transactions that require clearing services, and maintain these customer accounts on behalf of the Company.

Note 3. Preferred Stock

During 2002, the Company issued 400,000 shares of preferred stock at $1 per share to the owners of the Holding LLC at the time of issuance. In 2003, these shares were redeemed at no cost to the Company. The difference between the par value of the redeemed stock ($400,000) and amount paid by the Company at redemption ($0) was recorded as additional paid-in capital.

Note 4. Related Party Transactions

Commissions receivable include $218,586 from limited liability companies ("LLCs") managed in part by a relative of the members of the Holding LLC. Commissions earned from these LLCs in 2003 were $905,129.

Also, during 2003, the Company paid a company owned by the members of the Holding LLC $1,844,520 for financial, administrative and other services, and for facilities. The Company expects to pay approximately $1,920,000 to this related company in 2004 for similar services.

Finally, a related company purchased a $100,000 surety bond from an insurance company. The Company (along with other related companies) guarantees any claims against the surety bond up to $100,000. Through February 4, 2004, there have been no claims against this surety bond.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $105,112. At December 31, 2003, the Company had computed net capital of $653,455, which was in excess of the required net capital level by $548,343. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 2.41 to 1.

Note 6. Subsequent Event

In January 2004, the Company began a settlement process relating to a lawsuit brought against it. Management expects the total settlement will be between $150,000 and $200,000. The Company has insurance coverage for this type of lawsuit, so no loss is expected when the suit is settled. The Company is also to be reimbursed for out-of-pocket expenses. This lawsuit has no effect on the Company's financial statements at December 31, 2003.

SUPPLEMENTARY INFORMATION

PACIFIC WEST SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2003

COMPUTATION OF NET CAPITAL

Stockholders' equity			$	947,610
Deductions				
Unsecured receivables from customers outstanding over 30 days	$	188,368		
Unsecured receivables from noncustomers		33,376		
Securities not readily marketable (lower of cost or market)		30,003		
Office equipment		1,250		
Deferred tax asset		12,800		(265,797)
Haircuts on security positions				
Money market accounts				(28,358)
Net capital				653,455
Minimum net capital				105,112
Excess net capital			$	548,343

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	98,052
Commissions payable		1,406,787
Income tax payable		72,000
Total aggregate indebtedness	$	1,576,839

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$	105,112
Percentage of aggregate indebtedness to net capital		241%
Ratio of aggregate indebtedness to net capital		2.41 to 1

Pacific West Securities, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

PACIFIC WEST SECURITIES, INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2003

Net capital per the broker's unaudited Focus Report, Part IIA	$	725,455
Adjustments proposed by independent auditor		
Decrease in deferred tax asset		(3,200)
Increase in income tax expense		(68,800)
Net capital as recalculated	$	653,455

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Pacific West Securities, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Pacific West Securities, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

Tel 206 382 7777 • Fax 206 382 7700 • www.pscpa.com

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan PLLC

February 4, 2004